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Exhibit 99.1

                              EMPLOYMENT AGREEMENT

      This Employment Agreement ("Agreement") is entered into and is effective as of August 1, 2005 ("Effective Date") and is made and entered into by and between Northwest Biotherapeutics, Inc., a Delaware corporation, ("Company") and Paul Zeltzer ("Brain MD").

      The Company and Brain MD hereby agree as follows:

1.    EMPLOYMENT

The Company hereby employs Brain MD and Brain MD accepts employment by the Company upon the terms and subject to the conditions set forth in this Agreement. Brain MD shall serve as the Company's Medical Director. During Brain MD's employment, he shall serve the Company faithfully and to the best of his ability, devoting at least eighty percent of his working time, attention and energies to the Company's business, unless otherwise approved in writing by the Company's President Subject to the direction of the President, Brain MD will be responsible for oversight of the DCVax-Brain clinical trial as described in Exhibit A, and will have such duties, responsibilities, powers and authority as are prescribed by the President. Brain MD shall not engage in any other business activity (except up to 20% of his working time which can be devoted to the Department of Neurosurgery at UCLA), the management of personal investments, charitable and civic activities, and participation as a consultant or director for companies that do not compete with the Company, that in the aggregate do not interfere with the performance of Brain MD's duties) without first obtaining the written consent of the President.

2.    TERM OF AGREEMENT

The term of this Agreement ("Term") shall commence on August 1, 2005 and will continue in effect until August 1, 2006, unless otherwise terminated as set forth herein.

3.    COMPENSATION

      (a) BASE SALARY. Company shall pay Brain MD a base salary at an annual full time rate of Two Hundred Thousand Dollars ($200,000) payable in accordance with Company's regular pay schedule for its senior management. The President, or his designee shall review Brain MD's salary and performance annually.

            (a) BENEFITS AS DESCRIBED IN THE ATTACHED DOCUMENT AND TYPICAL FOR ALL COMPANY EMPLOYEES.

            (1) You will be eligible to receive the Company's standard benefit package, as in effect from time to time, for "full-time" employees and other future benefits that may be offered at the Company's discretion. Current benefits include vacation/sick leave, Medical, Dental, Vision, Long-Term Disability, Life Insurance and a 401K plan. Health and Welfare benefits become effective the 1st of the month following start of employment. Open enrollment periods for the 401K plan are the 1st of every month. Receipt of these benefits may be subject to your meeting eligibility criteria under the plan. Plan documents are controlling.

            (2) Company will maintain a reasonable policy of insurance for directors and officer's liability with such insurer, in such amounts, and containing such other provisions as determined by the President or the Company's board of directors. To the extent reasonably possible and appropriate, Brain MD will be included as an officer within that policy of insurance with the premiums paid by Company.

4.    TERMINATION

Employment of Brain MD pursuant to this Agreement may be terminated as follows:

      (a) BY BRAIN MD. Brain MD may terminate his employment at any time, for any reason.

      (b) BY THE COMPANY. The Company may terminate the employment of Brain MD at any time, for any reason, with or without cause.

      (c) AUTOMATIC TERMINATION. This Agreement and Brain MD's employment shall terminate automatically upon the death or total disability of Brain MD. The term "total disability" as used in this Agreement shall mean Brain MD's inability to perform the duties set forth in Section 1 for a period or periods aggregating one-

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hundred twenty (120) calendar days in any 12-month period as a result of physical or mental illness, loss of legal capacity or any other cause beyond Brain MD's control

5.    TERMINATION PAYMENTS

In the event of termination of the employment of Brain MD, all of the Company's obligations to provide compensation and benefits to Brain MD set forth in this Agreement shall terminate upon the effective date of such termination. For purposes of this Agreement, the effective date of termination shall be thirty
(30) days after the Brain MD or the Company gives written notice of termination.

6.    INTELLECTUAL PROPERTY

Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, sui generis database rights and all other intellectual rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by Brain MD during the term of Brain MD's employment with Company to and only to the fullest extent allowed by Washington Revised Code Annotated Section 49.44.140 (which is attached as Exhibit C) (collectively "Inventions") and Brain MD will promptly disclose all Inventions to Company. Brain MD will also disclose anything Brain MD believes is excluded by Section 49.44.140 so that Company can make an independent assessment. Brain MD hereby makes all assignments necessary to accomplish the foregoing. Brain MD shall further assist Company, at Company's expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights specified to be so owned or assigned. Brain MD hereby irrevocably designates and appoints Company as its agents and attorneys-in-fact to act for and in Brain MD's behalf to execute and file any document and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by Brain MD. If Brain MD wishes to clarify that something created by Brain MD prior to Brain MD's employment that relates to Company's actual or proposed business is not within the scope of this Agreement, Brain MD has listed it on Exhibit D. If Brain MD uses or (except where disclosed pursuant to this Section 6 as a claimed exclusion to RCW
49.44.140 or in Exhibit D) discloses Brain MD's own or any third party's confidential information or intellectual property when acting within the scope of Brain MD's employment or otherwise on behalf of Company, Company will have and Brain MD hereby grants Company a perpetual, irrevocable, worldwide royalty-free, non-exclusive, sublicensable right and license to exploit and exercise all such confidential information and intellectual property rights. To the extent allowed by law, this section includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as "moral rights," "artist's rights," "droit moral," or the like (collectively "Moral Rights"). To the extent Brain MD retains any such Moral Rights under applicable law, Brain MD hereby ratifies and consents to any action that may be taken with respect to such Moral Rights by or authorized by Company and agree not to assert any Moral Rights with respect thereto. Brain MD will confirm any such ratifications, consents and agreements from time to time as requested by Company.

7.    PRIVACY

Brain MD recognizes and agrees that Brain MD has no expectation of privacy with respect to Company's telecommunications, networking or information processing systems (including, without limitation, stored computer files, email messages and voice messages) and that Brain MD activity and any files or messages on or using any of those systems may be monitored at any time without notice.

8.    RESTRICTIVE COVENANTS

Brain MD acknowledges: (i) that Brain MD will have access during his employment with Company to confidential information regarding all Inventions and all other business, technical and financial information (including, without limitation, the identity of and information relating to customers or employees) Brain MD develops, learns or obtains during the term of Brain MD's employment that relates to Company or the business or demonstrably anticipated business of Company or that are received by or for Company in confidence, and that all such information constitutes "Proprietary Information"; (ii) that information regarding Proprietary Information constitutes a valuable asset and trade secret of Company; and (iii) that it is reasonable for Company to protect itself from misappropriation of Proprietary Information by Brain MD upon termination of employment or otherwise. Accordingly, in consideration of employment hereunder, and other good and valuable consideration, Brain MD agrees to the following

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nondisclosure, noninterference and non-competition covenants during the Term and for a period of twenty-four (24) months after the Term:

      (a) NONDISCLOSURE. Brain MD will not copy, remove, or disclose any Proprietary Information, except as may be required by law or in the course of performing services for Company, Brain MD will hold in confidence and not disclose or, except within the scope of Brain MD's employment, use any Proprietary Information at any time, even after Brain MD's employment with Company ends for whatever reason. However, Brain MD shall not be obligated under this paragraph with respect to information Brain MD can document by clear and convincing evidence is or becomes readily publicly available without restriction through no fault of Brain MD. Upon termination of Brain MD's employment or if sooner requested, Brain MD will promptly return to Company all items containing or embodying Proprietary Information (including all copies), except that Brain MD may keep Brain MD's personal copies of (i) Brain MD's compensation records,
(ii) materials distributed to shareholders generally and (iii) this Agreement;

      (b) NONINTERFERENCE. Brain MD will not employ, solicit, or seek to employ any person who is an employee of Company or its subsidiaries (i) as of the date hereof; (ii) during the Term, or (iii) at the time of employment or solicitation; and

      (c) NON-COMPETITION AND NON-SOLICITATION. Brain MD will not, directly or indirectly, as principal, agent, employee, officer, shareholder, consultant or otherwise, engage in any business that competes directly with Company or any of its subsidiaries, and will not solicit or aid in soliciting, endeavor to obtain as a customer or client, accept sales, marketing, financial, or consulting business from, or perform sales, marketing, consulting or related business for any person, firm, corporation, association or other entity: (i) that is or was a Company customer for whom Brain MD performed any services or with whom Brain MD had maintained substantial business contacts at any time during the Term; or
(ii) whose business Brain MD solicited, either alone or in conjunction with others, on behalf of Company or any of its subsidiaries during the Term.

      Brain MD acknowledges and agrees: (i) that a breach of any of the covenants contained in this Section 8 would cause irreparable injury to Company and its subsidiaries for which monetary damages alone would be inadequate to compensate and protect Company and its subsidiaries; (ii) that Company and its subsidiaries may therefore seek and obtain injunctive relief to enjoin any breach of such restrictive covenants in addition to, and not in limitation of, any other legal or equitable remedies that are available as a matter, of law or equity; and (iii) that specific enforcement of this Agreement by way of an injunction shall not prevent Brain MD from earning a reasonable livelihood. BRAIN MD FURTHER ACKNOWLEDGES AND AGREES THAT THE NONDISCLOSURE, NONINTERFERENCE, NON-COMPETITION AND NON-SOLICITATION COVENANTS CONTAINED HEREIN ARE NECESSARY FOR THE PROTECTION OF COMPANY'S LEGITIMATE BUSINESS INTERESTS AND ARE REASONABLE IN DURATION, GEOGRAPHIC SCOPE, AND OTHER CONTENT. However, in the event a court of competent jurisdiction should decline to enforce any term of the nondisclosure, noninterference, non-competition or non-solicitation covenants, as written herein, such covenant shall be deemed to be modified to require confidentiality and restrict Brain MD's interference, competition and solicitation with Company and its subsidiaries to the maximum duration, geographic scope, and other content that the court shall find enforceable.

9.    ASSIGNMENT

This Agreement is personal to Brain MD and shall not be assignable by Brain MD. If the Company sells all or substantially all of its assets, this Agreement will remain in effect between the Brain MD and the Company's successor. All the terms and provisions of this Agreement shall be binding on and shall inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

10.   WAIVERS

No delay or failure by any party to this Agreement in exercising, protecting or enforcing any of its rights, titles, interests or remedies hereunder, and no course of dealing or performance with respect thereto, shall constitute a waiver. The express waiver by a party of any right, title, interest or remedy in a particular instance or circumstance shall not constitute a waiver in any other instance or circumstance. All rights and remedies shall be cumulative and not exclusive of any other rights or remedies.

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11.   ARBITRATION

Any controversies or claims arising out of or relating to this Agreement shall be fully and finally settled by arbitration in the city of Seattle, Washington in accordance with the Employment Arbitration Rules of the American Arbitration Association then in effect (the "AAA Rules"), conducted by one arbitrator either mutually agreed upon by the Company and Brain MD or chosen in accordance with the AAA Rules, except that the parties shall have any right to discovery as would be permitted by the Federal Rules of Civil Procedure for a period of 90 days following the commencement of such arbitration, and the arbitrator shall resolve any dispute that arises in connection with such discovery. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction.

12.   AMENDMENTS IN WRITING

No amendment, modification, waiver, termination or discharge of any provision of this Employment Agreement, nor consent to any departure from any provision of this Agreement by either party, shall in any event be effective unless the same shall be in writing, specifically identifying this Agreement and the provision intended to be amended, modified, waived, terminated or discharged and signed by the Company and Brain MD, and each such amendment, modification, waiver, termination or discharge shall be effective only in the specific instance and for the specific purpose for which given. No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by the Company and Brain MD.

13.   APPLICABLE LAW

This Agreement shall in all respects, including all matters of construction, validity and performance, be governed by, and construed and enforced in accordance with, the laws of the state of Washington, without regard to any rules governing conflicts of laws.

14.   SEVERABILITY

If any provision of this Agreement shall be held invalid, illegal or unenforceable in any jurisdiction, for any reason, including, without limitation, the duration of such provision, its geographical scope or the extent of the activities prohibited or required by it, then, to the full extent permitted by law (a) all other provisions shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intent of the parties as nearly as may be possible, (b) such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision, and (c) any court or arbitrator having jurisdiction shall have the power to reform such provision to the extent necessary for such provision to be enforceable under applicable law.

15.   HEADINGS

All headings used in this Agreement are for convenience only and shall not in any way affect the construction of, or be taken into consideration in interpreting, this Agreement.

16.   COUNTERPARTS

This Agreement, and any amendment or modification entered into pursuant to
Section 12, may be executed in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute one and the same instrument.

17.   ENTIRE AGREEMENT

This Agreement and the Indemnification Agreement between Brain MD and the Company (and any addenda, amendments or extensions to those agreements) constitute the entire agreement between the Company and Brain MD with respect to the subject matters of this Agreement and the Indemnification Agreement.

NORTHWEST BIOTHERAPEUTICS, INC.                   BRAIN MD:

By: _______________________________________       _________________________
      ALTON L. BOYNTON, PH.D.                     Paul Zeltzer, M.D.
      President and Chief Operating Officer

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                                    EXHIBIT A

                                 JOB DESCRIPTION

JOB TITLE: Medical Director

JOB SUMMARY:

Responsible for assisting in the design, planning, execution, interpretation of clinical trials/research of human phase I-III trials for products under development. Works in conjunction with Clinical Research and Regulatory Affairs to ensure that overall clinical objectives are met. Interacts with various internal/external groups to facilitate clinical trial research. May supervise the activities of Clinical Research Associates.

DETAILED DUTIES & RESPONSIBILITIES:

1.    Assists with the identification of appropriate clinical trial strategy.

2. Responsible for researching, writing and implementation of clinical protocols and final reports.

3.    Writes and up-dates the Investigator Brochure.

4.    Evaluates and recommends potential investigator/study sites.

5. Assesses adequacy of potential clinical investigators and sites. Includes evaluation of facilities, personnel, patient referral base, and adherence to Good Clinical Practices (GCP).

6.    Provides medical guidance to clinical/medical staff.

7. Maintains close contact with sites by telephone, correspondence, and visits.

8. Instructs investigators and their personnel in regard to study protocol, study assessments and regulatory requirements.

9. Maintains contact with CRO ensuring timely progress of activities and deliverables.

10. Assist with design and development of clinical study protocols and other essential documents (CRFs, source documents, Informed consents, and marketing materials)

11. Evaluates and analyzes clinical data and assists with Data Management as required, whether in-house or with the CRO.

12.   Ensures and evaluates patient eligibility.

13. Monitors and tracks all serious adverse events to ensure reporting is complete and appropriate follow up measures are taken.

14. Writes annual report for FDA in collaboration with the Chief Medical Office, Director of Clinical Affairs, and Regulatory Office.

15.   Evaluates and analyzes clinical data.

16. Assists with the development and administration of clinical site budgets, schedules and performance requirements.

17. Works with Biometrics to establish standards for data quality and data preparation for computerization.

18. Provides medical, technical and/or professional guidance to CRAs to meet schedules and/or resolve technical problems.

19.   Performs all duties and responsibilities as to ensure GCP compliance.

20.   Other projects and tasks as assigned.

REQUIREMENTS:

MD with a minimum of 8-10 years of pharmaceutical, clinical or biological research. Broad-based experience in the administration and conduct of clinical trials of varied design and complexity is required. Demonstrated leadership skills and the ability to solve problems proactively are essential. Must be willing to travel.

COMPLEXITY:

Work on extremely complex problems where analysis of situations or data requires an evaluation of intangible variables. Exercises independent judgment in developing methods, techniques and evaluation criteria for obtaining results.

SUPERVISION:

Acts independently to determine methods and procedures on new assignments. May supervise the work of others.

REPORTS TO:

CHIEF MEDICAL OFFICER OR PRESIDENT AS APPROPRIATE

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                                    EXHIBIT B

WAIVER AND RELEASE

For and in consideration of the severance payments and benefits set out in the Employment Agreement attached hereto, Brain MD, on behalf of himself and his agents, heirs, successors and assigns, expressly waives any claims against Company and releases Company (including its officers, directors, stockholders, managers, agents and representatives) from any and all claims, demands, liabilities, damages, obligations, actions or causes of action of any kind, known or unknown, past or present, arising out of, relating to, or in connection with Brain MD's employment, termination of employment, or the holding of any office with Company or any other related entity. The claims released by Brain MD include, but are not limited to, claims for defamation, libel, invasion of privacy, intentional or negligent infliction of emotional distress, wrongful termination, constructive discharge, breach of contract, breach of the covenant of good faith and fair dealing, breach of fiduciary duty, fraud, or for violation of any federal, state or other governmental statute or ordinance, including, without limitation, Title VII of the Civil Rights Act of 1964, the federal Age Discrimination in Employment Act, the Americans with Disabilities Act, the Family and Medical Leave Act, the Employment Retirement Income Security Program or any other legal limitation on the employment relationship.

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This waiver and release shall not waive or release claims (1) where the events in dispute first arise after execution of this Release; (2) for rights or benefits due under the Employment Agreement attached hereto; or (3) relating to Brain MD's rights to indemnity as a corporate officer of Company.

Brain MD agrees he has been provided the opportunity to consider whether to enter into this Release, and has voluntarily chosen to enter into it on this date. This Release shall be effective when signed. Brain MD acknowledges that he is voluntarily executing this Release, that he has carefully read and fully understands all aspects of this Release and the attached Employment Agreement, that he has not relied upon any representations or statements not set forth herein or made by Company's agents or representatives, that he has been advised to consult with an attorney prior to executing the Release, and that, in fact, he has consulted with an attorney of his choice as to the subject matter and effect of this Release.

________________________                         _________________________
Date                                             Brain MD

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                                    EXHIBIT C

               WASHINGTON REVISED CODE ANNOTATED SECTION 49.44.140

Washington Revised Code Annotated Section 49.44.140 provides as follows:

      A provision in an employment agreement that provides that an employee shall assign or offer to assign any of the employee's rights in an invention to the employer does not apply to an invention for which no equipment, supplies, facilities, or trade secret information of the employer was used and that was developed entirely on the employee's own time, unless:

      (a) the invention relates (i) directly to the business of the employer, or
      (ii) to the employer's actual or demonstrably anticipated research or development, or

      (b) the invention results from any work performed by the employee for the employer.

      Any provision that purports to apply to such an invention is to that extent against the public policy of this state and is to that extent unenforceable.

      An employer shall not require a provision made void and unenforceable by subsection (a) of this section as a condition of employment or continuing employment.

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                                    EXHIBIT D

Northwest Biotherapeutics, Inc.
22322 20th Avenue SE, Suite 150
Bothell, WA 98021

Ladies and Gentlemen:

      1. The following is a complete list of all inventions or improvements relevant to the subject matter of my employment or consultancy (as the case may be) by Northwest Biotherapeutics, Inc. (the "Company") that have been made or conceived or first reduced to practice by me, alone or jointly with others, prior to my employment or consultancy (as the case may be) by the Company that I desire to remove from the operation of the Proprietary Information and Inventions Agreement entered into between the Company and me.

[ ]   No inventions or improvements.

[XX]  Any and all inventions regarding:

-     NOVEL PRINCIPLE RADIOACTIVE LINKED ANTIBODY THERAPY FOR LEPTOMENINGEAL
      DISEASE;

- DOWNLOAD & STORAGE OF MEDICAL INFORMATION ONTO ANY WIRELESS DEVICE (PATENT ACCEPTED AND VERBALLY AWARDED 6/15/2005).

[ ]   Additional sheets attached.

      2. I propose to bring to my employment or consultancy (as the case may be) the following materials and documents of a former employer:

[X]   No materials or documents.

[ ]   See below:

                                       By: ____________________________________

                                       Print: _________________________________